Mark B. Burka
                              618 Washington Avenue
                          Wilmette, Illinois 60091-1970
                                 (847) 251-0782

                                 April 27, 1998

                              Via Fax and U.S. Mail


SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street
Washington, D. C.  20549


Re: Schedule 13D Filing

Ladies & Gentlemen:

Pursuant to Rule 13(d)(1) under the Securities Exchange Act of 1934, I am enclosing for filing on behalf of Mark B. Burka, one manually signed copy of
Schedule 13D with respect to the Common Stock, par value $0.001 of Market Guide Inc. Copies of this Schedule 13D report have been provided to the National Association of Securities Dealers, Inc. and to Market Guide Inc.


Very truly yours,

/s/ MARK B. BURKA
Mark B. Burka

                                  SCHEDULE 13D

CUSIP No. 570565-20-0

1.         NAME OF REPORTING PERSON
          SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          Mark B. Burka

2.        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

          (a)     [  ]
          (b)     [x]

3.        SEC USE ONLY


4.        SOURCE OF FUNDS

          PF

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         USA

NUMBER OF SHARES AND SHARES UNDER OPTION BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH (7-10)

7.        SOLE VOTING POWER

         796,000 including an option exercisable into 10,000 shares of common stock

8.        SHARED VOTING POWER

         zero (0)

9.        SOLE DISPOSITIVE POWER

         796,000 including an option exercisable into 10,000 shares of common stock


10.       SHARED DISPOSITIVE POWER

         zero (0)

11.       AGGREGRATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         796,000 including an option exercisable into 10,000 shares of common stock


12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES [ ]

13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         16.73%

14.  TYPE OF REPORTING PERSON

         Individual

Item 1.  Security and Issuer

          This statement relates to the common stock, par value $0.001 per share (the "Common Stock") of Market Guide, Inc. (the "Company"), a New York corporation, that has its principal executive offices at P.O. Box 7200, 2001 Marcus Avenue, Suite S200, Lake Success, New York 11042-1011.


Item 2.   Identity and Background

          (a), (b) and (c): This statement is filed by Mark B. Burka in connection with the cumulative acquisition and option to acquire by the Reporting Person, as defined below, of 796,000 shares of Common Stock.
Such individual is sometimes  referred to as the "Reporting Person".

          Mark B. Burka, 618 Washington Avenue, Wilmette, Illinois 60091-1970, Executive Director of Aon Advisors, Inc., and a Vice President-Investments of
Combined  Insurance  Company of  America.  Mr.  Burka  currently  serves as
 Manager of Pension and Deferred Benefit Investments. He is a Chartered Financial Analyst. Mr. Burka is a Director of Market Guide, Inc.

          (d): During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e): During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

          (f):  The Reporting Person is a citizen of the United States.


Item 3.   Source and Amount of Funds or Other Consideration

          The funds used in making the purchases reported in this statement are the personal funds of the Reporting Person and the working capital of the respective other persons and entities named in Item 5(b).


Item 4.   Purpose of Transaction

          The shares reported in this statement are held as investments. In the future, additional shares may be purchased, and shares may be disposed of, by the Reporting Person and the other persons and entities named in Item 5(b).

          The Reporting Person, and to the best of his knowledge, the other persons and entities named in Item 5(b), have no plans or proposals concerning the issuer which would relate to or result in a merger, reorganization, liquidation, or a sale or transfer of material amounts of assets of the issuer or any of its subsidiaries; changes in the capitalization or dividend policy of the issuer; changes in its business or corporate structure; changes in its articles of incorporation, by-laws or other similar instruments; ceasing to be authorized to be quoted in the over-the-counter market; being eligible for termination of the common stock registration pursuant to section 12(g)(4) of the Securities Exchange Act; or other similar actions. However, the Reporting Person reserves the right to adopt such plans or proposals in the future.


Item 5.   Interest in Securities of the Issuer

(a) The Reporting Person may be considered to have beneficial ownership within the meaning of section 13(d) of the Securities Exchange Act in an aggregate of 796,000 shares of Common Stock or 16.73% of the outstanding shares. Also see Item 5(b).


(b)                                                              Common Stock

    (i) Mark B. Burka

       (a) Common stock over which Mr. Burka
           has sole power to vote or dispose                       786,000

       (b) Options exercisable into common stock
           over which Mr. Burka has sole power                      10,000

       (c) Securities over which Mr. Burka has voting proxy
           (see Exhibit A); owned by clients of William Harris
           Investors, Inc. (AWHI@)                                      0


    Total securities in Item 5(b)(i)
    (16.73% of outstanding Common Stock)                           796,000


       Unless otherwise indicated, all shares are owned and the sole voting and investment power is held by the Reporting Person.

       Each Reporting Person disclaims beneficial ownership of shares of Common Stock owned solely by other Reporting Persons and disclaims participation in a group with such other persons for all purposes other than the reporting obligations under Section 13 of the Securities Exchange Act of 1934.


          (c) The following  purchases were made by or for the accounts named in
Item 5(b) in a private transaction (see Exhibit A) during the past 60 days:

Date          Account                No of Shares               Price/Share
----          -------                ------------               -----------
03/31/98      Mark B. Burka              45,000                       $3.00
04/24/98      Mark B. Burka             150,000                       $3.00

These purchases are pursuant to a purchase agreement executed February 6, 1998 and previously reported on Schedule 13-D dated February 11, 1998.

          (d) To the knowledge of the Reporting Person, no person other than the persons named in Item 5(b), has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares attributed to such person or entity, except as evidenced by the purchase agreement between the Reporting Person and William Harris Investors, Inc. attached hereto as Exhibit A. The final purchase of common shares scheduled for September 30, 1998 as shown in Exhibit A was cancelled at the option of the seller on April 20, 1998.

          (e)  None.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Apart from the assignment of power over voting and stock purchase agreement with William Harris Investors, Inc. (see attached Exhibit A), and beneficial ownership indicated in Item 5(b) and information in Item 4, Mr. Burka has no contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss.


Item 7.   Material to be Filed as Exhibits

Exhibit A (Item 6): Stock purchase and voting proxy between William Harris Investors, Inc. and Mr. Mark B. Burka.

Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     April 30, 1998


/s/ MARK B. BURKA
Mark B. Burka

EXHIBIT A


Mr. Mark B. Burka
618 Washington Avenue
Wilmette, Illinois  60091-1970


February 6, 1998


I, Mark B. Burka, hereby agree to purchase all of the common shares of Market Guide Inc. (MGI) owned by advisory clients of William Harris Investors, Inc.
(WHI) at a price of $3.00 per share in cash as follows, and clients of WHI agree to sell shares enumerated in A, B, and C below:


        A.         150,000 shares at signing

        B.         45,000 shares on or before March 31, 1998

        C.         150,000 shares on or before June 30, 1998

        D.         149,999 shares on or before September 30, 1998
                    (Balance or any part thereof, at option of seller)

WHI as duly appointed and empowered investment advisor, hereby agrees to the above terms of sale of Market Guide Inc. common stock to Mark B. Burka. WHI further agrees to grant all voting rights of WHI client shares to Mark B. Burka upon satisfactory execution of A above, so long as there is no default under this agreement.

WHI agrees to sell fully registered shares of Market Guide Inc. common stock to Mark B. Burka, and to use its best efforts to cause any unregistered shares to be registered prior to sale. WHI agrees to deliver fully registered shares before any unregistered shares may be delivered.

Should any bona fide offer for all of the stock or assets of Market Guide Inc. be made prior to March 31, 1998, WHI has the right to cancel the provisions B and C above.



Date:  February 6, 1998                     /S/       Mark B. Burka

Date:  February 6, 1998                           William Harris Investors, Inc.
                                           /S/      Jerome Kahn, Jr., President